Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.

Telus Logo                                             News Release


January 12, 2001

         TELUS takes steps to complete its 100% acquisition of Clearnet

Burnaby, British Columbia - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A, NET.db) today announce that as part of the final steps in the purchase of 100% of Clearnet, TELUS is commencing the compulsory acquisition of the Clearnet 6.75% Convertible Debentures and is amending the terms of the Class A Non-Voting Shares of Clearnet.

The terms of the Class A Non-Voting Shares of Clearnet were amended today to provide that each share is redeemable at the option of Clearnet, at any time and from time to time, at a price equal to 1.636 times the current market price of a Non-Voting Share of TELUS, to a maximum of $70 per share. The "current market price" will be calculated as the volume weighted average trading of TELUS Non-Voting Shares on The Toronto Stock Exchange for the 5 consecutive days trading preceding the date of redemption. The amendment to the Clearnet Share terms reflects the ratios established in the previous offers to purchase the Clearnet Shares by TELUS, and does not amend any outstanding offers to purchase securities of Clearnet.

In addition, TELUS has begun the compulsory acquisition of all outstanding Clearnet 6.75% Debentures that were not tendered to the original tender offer which expired on January 9, 2001. Over 98% of all Clearnet 6.75% Convertible Debentures outstanding were tendered to the initial "offer to purchase" which thereby permits a compulsory acquisition of the remainder of outstanding debentures under the Canada Business Corporations Act. Pursuant to the compulsory acquisition, holders of 6.75% Convertible Debentures not tendered to the offer to purchase will receive a TELUS 6.75% Convertible Unsecured Subordinated Debenture due 2010, notwithstanding the amendment today of the Clearnet Class A Non-Voting Shares.

The offer to purchase all outstanding Clearnet Warrants in exchange for TELUS Warrants made on December 15, 2000 remains open for acceptance until 5:00 p.m. (local time at the place of deposit) on Wednesday, January 17, 2001. Holders of Clearnet Warrants who tender their warrants to this offer to purchase will receive for each Clearnet Warrant tendered, 1.636 TELUS Warrant entitling them to obtain one TELUS Non-Voting Share per TELUS Warrant upon exercise, at a price of U.S. $10 per share until September 15, 2005. The amendment today of the Clearnet Class A Non-Voting Shares does not amend any of the terms of the offer to purchase made by TELUS for the Clearnet Warrants. In order for holders of Clearnet Warrants to acquire a right to an equity interest in equity in TELUS, they must tender their Clearnet Warrants to the offer.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company generated $5.9 billion in revenues in 1999 and is the leading service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

                                     - 30 -

For more information, please contact:
TELUS                                           CLEARNET
John Wheeler                                    Robert Mitchell
(780) 493-7310                                  (416) 279-3219
ir@telus.com                                    investorrelations@clearnet.com


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Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: obtaining the necessary regulatory approvals and TELUS completing all actions required to complete the offer to purchase the Clearnet Warrants, or the compulsory acquisition of the Clearnet 6.75% Convertible Debentures. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.